Kenneth G. Eade

Attorney at Law

510 State Street, Suite 15

Santa Barbara, California 93101

(805) 560-9828 Fax: (805) 560-3608

April 26, 2005

Mattthew Maulbeck

Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re: Knight Fuller, Inc.

      Form 8K/A filed April 12, 2005

      File No. 0-50955

Dear Mr. Maulbeck,

In response to your comments of April 12, 2005, we are herewith filing an amendment to the Form 8K, eliminating the language “by mutual consent.”  The company hereby acknowledges that it is responsible for the adequacy and accuracy of its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

KENNETH G. EADE